[DELETED LOGO]

                           FPB Financial Corp.
              Post Office Box 99 - Hammond, Louisiana 70404
              Phone (504) 345-1880   -   Fax (504) 345-1586



To Our Shareholders:


     With the successful completion of the stock conversion of Florida Parishes Bank, we are delighted to present this first annual report to the shareholders of FPB Financial Corp.

     In addition to the stock conversion, 1999 saw Florida Parishes Homestead Association complete its transformation from a residential lender, organized in 1922 and having operated continuously for 77 years, to a full service community bank. Our deep roots and reputation in the community assisted us in this conversion which culminated with the changing of our name to Florida Parishes Bank. With a new name that better represented our expanded products and services, Florida Parishes Bank experienced record earnings and growth during 1999. We are very pleased with the response from the community, and with our 1999 results.

     While the market in 1999 for community based financial institutions was not favorable, this trend allowed you, our shareholders to purchase shares in our initial public offering at a steep discount to our actual book value. Consequently, I believe shares owned in FPB Financial Corp. represent real value, and as we work daily to increase book value and earnings per share, the market will recognize this value.

     We look forward to the future with confidence and optimism and appreciate the support and loyalty of our customers, employees, and shareholders. As shareholders, please encourage your friends, neighbors, and business associates to bank with us.
We all prosper from expanded relationships.

     We invite you to review this report which outlines our 1999 results and to attend the annual shareholders meeting on April
25, 2000.

                                        Sincerely,

                                        /s/ Fritz W. Anderson II

                                        Fritz W. Anderson II
                                        President & CEO


                                 SELECTED CONSOLIDATED FINANCIAL DATA

                                                             Year Ended December 31,
                                                        1999          1998           1997
                                                      (Dollars In Thousands Except Per Share
Selected Financial
Condition and Other Data:
Total assets                                           $52,472        $41,058      $33,260
Cash and cash equivalents(1)                             4,784          2,351        4,236
Securities available for sale                            4,001            993        1,000
Securites held to maturity                               2,166          2,924        4,184
Loans receivable, net                                   40,789         34,152       23,292
Deposits                                                39,454         34,065       29,295
FHLB advances                                            6,200          3,200          400
Total stockholders  equity                               6,605          3,570        3,330
Full service offices                                         1              1            1
Earnings Per Share                                        1.14             NA           NA
Book Value Per Share                                     19.94             NA           NA
Dividends Paid Per Share                                   .10             NA           NA




                                                            Year Ended December 31,
                                                         1999        1998           1997
                                                             (Dollars In Thousands)
Selected Operating Data:
Total interest income                                    $3,344     $2,745          $2,283
Total interest expense                                    1,969      1,671           1,420
                                                         ------     ------          ------
         Net interest income                              1,375      1,074             863
Provision for loan losses                                    --         81               6
                                                         ------     ------          ------
Net interest income after provision
   for losses                                             1,375        993             857
Noninterest income                                           55         29              11
Noninterest expenses                                        899        663             524
                                                         ------     ------          ------
Income before income taxes                                  531        359             337
Income tax expense                                          182        123             123
                                                         ------     ------          ------
Net income                                               $  349     $  236          $  214
                                                         ======     ======          ======


                        (Footnotes on next page)



                     CONSOLIDATED FINANCIAL RATIOS




                                                                      Year Ended December 31,
                                                             ---------------------------------------------
                                                               1999             1998               1997
                                                             ---------       -----------        ----------
Selected Ratios(2)
Return on average assets (net income
   divided by average total assets)                            .74%             .64%                 .70%
Return on average equity (net income
   divided by average equity)                                 6.73             6.77                 6.62
Average equity to average assets                             10.97             9.51                10.52
Equity to assets at end of period                            12.60             8.70                10.04
Interest rate spread (average yield on assets
   minus average rate on liabilities)                         2.36             2.43                 2.30
Net interest margin (net interest income
   divided by average interest-earning assets)                2.94             2.94                 2.84
Ratio of average interest-earning assets
   to average interest-bearing liabilities                  113.97           111.03               111.38
Ratio of noninterest expense to average
   total assets                                               1.91             1.81                 1.70
Efficiency Ratio (noninterest expense
   divided by total of net interest income
   and noninterest income)                                   62.84            60.11                60.44
Allowance for loan losses to total
   non-accruing loans                                        97.70            84.23                50.61
Net interest income after provision
   for loan losses to total
   noninterest expenses                                     152.98           151.12               163.48
Nonperforming assets to total assets at
   end of period                                               .34              .49                  .53
Nonperforming loans to total loans at
   end of period                                               .43              .59                  .75




---------------------

(1) Includes cash and due from banks as well as interest-earning deposits in other institutions.

(2) With the exception of end of period ratios, all ratios are based on average monthly balances.


             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     Our profitability depends primarily on our net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities and interest-earning deposits in other institutions, and interest expense on interest-bearing deposits and borrowings from the Federal Home Loan Bank ("FHLB") of Dallas. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. Our profitability also depends, to a lesser extent, on our noninterest income, provision for loan losses, noninterest expense and income taxes. Net interest income after provision for loan losses exceeded total noninterest expense by $476,000 in 1999 and $330,000 in 1998. Total noninterest expense consists of general, administrative and other expenses, such as compensation and benefits, occupancy and equipment expenses, deposit insurance premiums, and miscellaneous other expenses. We had net income of $349,000 in 1999 and $236,000 in 1998.

     Our operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond our control.

     References in this document to the Company include the Bank, unless the context otherwise requires. References to "we,"
"our," "us" and similar expressions include the Company and the Bank.

Our Forward-Looking Statements Are Subject to Change

     We make certain statements in this document as to what we expect may happen in the future. These statements usually contain the words "believe," "estimate," "project," "expect," "anticipate," "intend" or similar expressions. Because these statements look to the future, they are based on our current expectations and beliefs. Actual results or events may differ materially from those reflected in the forward-looking statements. You should be aware that our current expectations and beliefs as to future events are subject to change at any time, and we can give you no assurances that the future events will actually occur.

Our Exposure to Changes in Interest Rates

     Our ability to maintain net interest income depends upon having a higher yield on our assets than the rates we pay on our deposits and borrowings. Since many of our mortgage loans have fixed interest rates, our ability to maintain a positive interest rate spread can be adversely affected when the rates we pay on deposits and borrowings are increasing.

     Quantitative Analysis. We monitor and evaluate the potential impact of interest rate changes upon the market value of the Bank's portfolio equity on a quarterly basis, in an attempt to ensure that interest rate risk is maintained within limits established by the Board of Directors. We use the quarterly reports from the Office of Thrift Supervision ("OTS") which show the impact of changing interest rates on our net portfolio value ("NPV"). NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution has greater than "normal" interest rate risk if it would suffer a loss of NPV exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its risk-based capital 50% of that excess change, if and when a rule adopted by the OTS takes effect. Under the rule, an institution with greater than "normal" interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement. However, the OTS has indicated that no institution will be required to deduct capital for interest rate risk until further notice. Because a 200 basis point increase in interest rates would have resulted in the Bank's NPV declining by more than 2% of the estimated market value of the Bank's assets as of December 31, 1999, the Bank would have been subject to a capital deduction of $183,000 as of December 31, 1999 if the regulation had been effective as of such date.

     The following table presents the Bank's NPV as of December
31, 1999, as calculated by the OTS, based on information provided to the OTS by the Bank.



         Change in                                                                                 Change in
       Interest Rates                                                     NPV as % of            NPV as % of
      in Basis Points            Net Portfolio Value                    Portfolio Value        Portfolio Value
        (Rate Shock)       Amount      $ Change        % Change           of Assets             of Assets(1)
      ----------------    --------     ----------     -----------       ----------------       ----------------
                               (Dollars in Thousands)
            300           $3,602       $(2,154)        (37.4)%              7.5%                  (4.2)%
            200            4,356        (1,400)        (24.3)               8.9                   (2.7)
            100            5,101          (655)        (11.4)              10.1                   (1.3)
          Static           5,756            --            --               11.1                     --
           (100)           6,209           453           7.9               11.8                     .9
           (200)           6,384           628          10.9               11.9                    1.2
           (300)           6,349           593          10.3               11.7                    1.1



 (1)   Based on the portfolio value of the Bank's assets assuming no change in interest rates.



     As shown by the table above, increases in interest rates will result in declines in the Bank's net portfolio value based on OTS calculations as of December 31, 1999, primarily due to the Bank's significant holdings of long-term fixed-rate loans.

     Qualitative Analysis. Of our total loan portfolio at December 31, 1999, $39.1 million or 93.2% have fixed interest rates. Our fixed-rate loans help our profitability if interest rates are stable or declining, since these loans have yields that exceed our cost of funds. However, when interest rates increase as they have recently, we have to pay more on our deposits and new borrowings, which adversely affects our interest rate spread. We attempt to minimize our risk to increasing interest rates as follows:

     1. Originating primarily fixed-rate mortgages with terms of 10 to 20 years;
     2.        Originating three- to five-year balloon mortgages;

     3.        Increasing our originations of consumer loans;
     4. Using fixed-rate, long-term borrowings to fund a portion of our fixed-rate assets;
     5. Increasing the amount of deposits in transaction accounts; and
     6.        Purchasing short-term adjustable-rate securities.

     At December 31, 1999, our total loan portfolio includes
(a) fixed-rate mortgages with terms of 10 to 30 years amounting to $31.9 million or 76.1% of the portfolio, (b) three- to five-year balloon mortgages amounting to $3.8 million or 9.1% of the portfolio, and (c) consumer loans amounting to $2.2 million or 5.3% of the portfolio. These loans totalled $37.9 million or 90.5% of the total loan portfolio at December 31, 1999. Our consumer loans typically have higher interest rates than our real estate loans.

     FHLB advances with original maturities in excess of five years were $6.2 million or 11.8% of total assets at December 31, 1999. We expect to increase our long-term FHLB advances in the current interest rate environment. Deposits in transaction accounts were $9.6 million or 18.3% of total assets at December 31, 1999. Our transaction accounts generally have lower rates than our certificates of deposit and are considered a more stable source of funds than certificates of deposit.

     Our adjustable-rate securities at December 31, 1999 consisted of $2.2 million of mortgage-backed securities and a $1.0 million investment in a mutual fund which invests in adjustable-rate mortgages. A portion of the mutual fund's investments are in mortgage-backed securities that were privately issued and that are not insured or guaranteed by a federal agency. As a result, these investments by the mutual fund involve higher risk than the mortgage-backed securities owned directly by us.

     In addition, we had $2.8 million of adjustable-rate mortgages at December 31, 1999, representing 6.7% of the total loan portfolio and 5.3% of total assets. However, the Bank has not originated any new adjustable-rate mortgages in the last several years, as the borrowers in our market area prefer fixed-rate mortgages in the current interest rate environment.

Changes in Financial Condition

     Assets. Our total assets increased by $11.4 million or 27.7% to $52.5 million at December 31, 1999 from $41.1 million at December 31, 1998. The increase was primarily due to a $6.6 million or 19.4% increase in the net loan portfolio, as one- to four-family residential loans increased by $4.0 million or 13.3% and consumer loans increased by $2.1 million or 80.7% in 1999. Residential and consumer loans are the main lending products being emphasized by the Bank, and these loans accounted for over 90% of total loan originations in each of 1999 and 1998. Total loan originations substantially increased in both 1999 and 1998 due to the Bank's emphasis on growth and the favorable interest rate and economic environment for the Bank's lending products.

     Construction, commercial real estate and land loans increased in 1999. These loan categories aggregated $2.9 million or 6.9% of the total loan portfolio at December 31, 1999, compared to $2.2 million or 6.3% of the total loan portfolio at December 31, 1998. The net loan portfolio amounted to $40.8 million or 77.7% of total assets at December 31, 1999, and we expect continued growth in the loan portfolio in 2000.

     Mortgage-backed securities amounted to $2.2 million or 4.2% of total assets at December 31, 1999, compared to $2.9 million at December 31, 1998. All of our mortgage-backed securities are guaranteed by the Government National Mortgage Association. Mortgage-backed securities increase the quality of our assets by virtue of the guarantees that support them. In addition, mortgage-backed securities require fewer personnel and overhead costs than individual residential mortgage loans, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations. However, mortgage-backed securities typically yield less than individual residential mortgage loans.

     Non-accruing loans totalled $174,000 and $202,000 at December 31, 1999 and 1998, respectively, or .40% and .58% of the total loan portfolio at such dates. All of the non-accruing loans at December 31, 1999 and 1998 consisted of one- to four-family residential loans. We had no real estate owned or troubled debt restructurings at such dates. At December 31, 1999, our allowance for loan losses amounted to $170,000 or .39% of the total loan portfolio and 97.7% of total non-accruing loans.

     Cash and cash equivalents, which include interest-earning deposits in other institutions, amounted to $4.8 million or 9.2% of total assets at December 31, 1999, compared to $2.4 million at December 31, 1998. The increase as of December 31, 1999 was due to the Bank experiencing lower loan demand in the 1999 fourth quarter and the Bank holding additional cash in preparation for the year 2000 date change. Also, the net proceeds from the June 30, 1999 stock conversion contributed to the increased liquidity. The Bank's regulatory liquidity ratio amounted to 29.3% at December 31, 1999.

     Deposits. Our deposits increased by $5.4 million or 15.8% in 1999 over 1998. The increase was due to increases in each type of deposit account, with the largest dollar increase occurring in transaction accounts which increased $3.1 million or 47.7% in 1999. Certificates of deposit increased $2.3 million or 8.3%. Total transaction accounts were $9.6 million or 24.3% of total deposits at December 31, 1999, compared to $6.5 million or 19.0% of total deposits at December 31, 1998. At December 31, 1999, $20.8 million or 69.6% of the total certificates of deposit mature in one year or less, and $5.7 million or 19.1% of the total certificates of deposit had balances of $100,000 or more. The Bank believes that it can adjust the interest rates offered on certificates of deposit to retain such funds to the extent desired and that it has adequate resources to fund withdrawals.

     Borrowings. FHLB advances increased from $3.2 million at December 31, 1998 to $6.2 million at December 31, 1999. This significant increase resulted from total assets increasing faster than total deposits. We anticipate that borrowings will continue to increase as deposit growth may not be sufficient to fund increases in total assets.

     Total Equity. Our total equity increased by $3.0 million or 85.0% in 1999 and amounted to $6.6 million or 12.6% of total assets at December 31, 1999. The increase was due to $2.7 million of net stock conversion proceeds and $349,000 of net income which was partially offset by dividends of $33,000 and a small unrealized loss on securities available for sale, net of applicable deferred income tax. The unrealized loss is deducted from total equity in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Results of Operations

     Net Income. Our net income increased by $113,000 or 48.0% in 1999 over 1998. The increase in 1999 was primarily due to a $302,000 or 28.1% increase in net interest income, which was partially offset by increases of $236,000 or 35.6% in total noninterest expense. Net provision for loan loss in 1999 was $0 compared to an $81,000 net provision in 1998.

     Our net interest income is determined by our average interest rate spread (i.e., the difference between the average yields earned on our interest-earning assets and the average rates paid on our deposits and borrowings), the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch in the maturity and repricing characteristics of our interest-earning assets and interest-bearing liabilities.

     The higher net interest income in 1999 was primarily due to a favorable interest rate environment, which enabled us to significantly increase our loan portfolio, although our average interest rate spread declined slightly. Although market interest rates increased, in the second half of 1999, the average yields on most categories of interest-earning assets declined, as did the average rates paid on deposits and borrowings. The interest rate environment increased the demand for fixed-rate mortgages in 1999, which resulted in a $9.5 million increase in the average loan portfolio. The increase in the loan portfolio exceeded the combined increase of $5.1 million in average deposits and $3.0 million in average borrowings.

     Average Balances, Net Interest Income and Yields Earned and Rates Paid. The following table presents for the periods indicated the total dollar amount of interest income from our average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. All average balances are based on monthly balances. We do not believe that the monthly averages differ significantly from what the daily averages would be.



                                                           1999                                       1998

                                            ----------------------------------------       -------------------------------------
                                             Average                         Yield/        Average                      Yield/
                                             Balance        Interest         Rate          Balance       Interest        Rate
                                             ---------      ---------        -------       --------     ----------      --------
                                                                     (Dollars In Thousands)
Interest-earning assets:
  Loans receivable(2)                        $38,319         $2,872          7.49%         $28,771        $2,261        7.86%
  Mortgage-backed securities                   2,498            155          6.20            3,555           238        6.68
  Investment securities(3)                     1,849            100          5.40            1,302            74        5.70
  Interest-earning deposits                    3,980            217          5.45            2,848           172        6.05
                                             --------        ------         ------         --------       -------      ------
    Total interest-earning assets             46,646          3,344          7.17           36,476         2,745        7.52
Noninterest-earning assets                       737                                           510
                                             --------                                      --------
    Total assets                             $47,383                                       $36,986
                                             ========                                      ========
Interest-bearing liabilities:
  Deposits                                   $36,133          1,694          4.68          $31,032         1,564        5.04
  FHLB advances                                4,792            275          5.73            1,819           107        5.88
                                             --------        ------         ------         --------       -------      ------
    Total interest-bearing
      liabilities                             40,925          1,969          4.81           32,851         1,671        5.09
Noninterest-bearing liabilities                1,015                                           318
                                             --------                                      --------
    Total liabilities                         41,940                                        33,169
Stockholders  equity                           5,196                                         3,487
                                             --------                                      --------
    Total liabilities and
      stockholders  equity                   $47,136                                       $36,656
                                             ========                                      ========
Net interest income; average
  interest  rate spread                                      $1,375          2.36%                        $1,074        2.43%
                                                             ======          =====                        ======        =====
Net interest margin(4)                                                       2.94%                                      2.94%
                                                                             =====                                      =====
Average interest-earning assets
  to average interest-bearing
  liabilities                                 113.97%                                       111.03%
                                             ========                                      ========



(1)   At December 31, 1999, the weighted average yields earned and rates paid were as follows: loans receivable, 7.22%;
      mortgage-backed securities, 6.47%; investment securities, 6.20%; interest-earning deposits, 4.77%, total interest-earning assets, 6.88%; deposits, 4.69%; FHLB advances, 5.69%; total interest-bearing liabilities,
      4.81%; and average interest rate spread, 2.07%.
(2)   Includes non-accruing loans.
(3)   Includes FHLB stock.
(4)   Equals net interest income divided by average interest-earning assets.


Rate/Volume Analysis. The following table shows the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities affected our interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(a) changes in volume (change in volume multiplied by prior year rate), and (b) changes in rate (change in rate multiplied by prior year volume). The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.


                                                           Year Ended December 31,
                                                                1999 vs. 1998
                                                     --------------------------------------
                                                       Increase(Decrease)           Total
                                                             Due to               Increase
                                                        Rate         Volume      (Decrease)
                                                     ----------    ----------    ----------
                                                                (In Thousands)

Interest-earning assets:
   Loans receivable                                  $   (101)     $   712        $   611
   Mortgage-backed securities                             (16)         (67)           (82)
   Investment securities(1)                                (4)          30             25
   Interest-earning deposits                              (15)          60             45
                                                     ---------     --------       --------
     Total interest-earning assets                       (136)         735            599
                                                     ---------     --------       --------
Interest-bearing liabilities:
   Deposits                                              (100)         230            130
   FHLB advances                                           (3)         171            168
                                                     ---------     --------       --------
     Total interest-bearing liabilities                  (103)         401            298
                                                     ---------     --------       --------
Increase in net interest income                      $    (33)     $   334        $   301
                                                     =========     ========       ========

______________

(1)   Includes FHLB stock.


     Interest Income. Interest and fees on loans increased by $611,000 or 27.0% in 1999 over 1998. The increase was due to an increase in the average loan portfolio of $9.5 million or 33.2% in 1999. The increase in the average balance was primarily due to increases in one- to four-family residential loans. The increase in the average loan portfolio resulted from an increase in loan personnel, increased advertising and favorable market conditions for the fixed-rate loans offered by the Bank. The rate environment, however, also resulted in a decline in the average loan yield to 7.49% in 1999 from 7.86% in 1998. The lower yield was more than offset by the increase in the average balance.

     Interest on mortgage-backed securities decreased by $82,000 or 34.5% in 1999 from 1998. The decrease was due to a decline of $1.1 million or 29.7% in the average balance and, to a lesser extent, a decline in the average yield to 6.20% in 1999 from 6.68% in 1998. Mortgage-backed securities have declined in recent years due to normal repayments and prepayments. We did not purchase any mortgage-backed securities in 1999 or 1998. We expect our mortgage-backed securities portfolio to continue to decline, as the Bank is emphasizing the origination of loans.

     Interest and dividends on investment securities, which consist of U.S. Government agency securities, FHLB stock and a mutual fund at December 31, 1999, increased by $25,000 or 34.3% in 1999 over 1998. The mutual fund invests in adjustable-rate mortgages. The increase was due to an increase of $547,000 or 42.0% in the average balance, as we invested $3.0 million in agency securities in late 1999. The higher average balance in 1999 was partially offset by a decrease in the average yield to 5.40% in 1999 from 5.70% in 1998.

     Interest on interest-earning deposits in other institutions increased by $45,000 or 25.8% in 1999 from 1998. The increase was due to an increase of $1.1 million or 39.7% in the average balance in 1999, as the Bank built excess liquidity in anticipation of the year 2000 date change. The higher average balance was partially offset by a decline in the average yield to 5.45% in 1999 from 6.05% in 1998.

     Total interest income increased by $599,000 or 21.8% in 1999 over 1998. The increase was primarily due to an increase in the average loan portfolio. In addition, because the average yields on loans, mortgage-backed securities, investment securities and interest-earning deposits each decreased in 1999, the average yield on total interest-earning assets decreased in 1999 to 7.17% from 7.52% in 1998.

     Interest Expense. Interest on deposits increased by $130,000 or 8.3% in 1999 over 1998. The increase was due to a $5.1 million or 16.4% increase in average deposits in 1999, which was partially offset by a decline in the average rate paid to 4.68% in 1999 from 5.04% in 1998. The average balance of each type of deposit, including transaction accounts and certificates of deposit, increased in 1999, and the average rate paid on each type of deposit decreased in 1999 from 1998. While transaction accounts increased in 1999, certificates of deposit represent over 70% of total deposits at December 31, 1999. At December 31, 1999, $20.8 million or 69.6% of the Bank's total certificates of deposit are due in one year or less. Based upon historical experience, the Bank expects to retain a significant portion of these deposits. The Bank began offering noninterest-bearing checking accounts in 1998, which amounted to $951,000 or 2.4% of total deposits at December 31, 1999.

     The Bank began more actively using FHLB advances in 1998 and 1999. These borrowings totalled $6.2 million at December 31, 1999 compared to $3.2 million at December 31, 1998. The Bank increased its FHLB advances in 1999 both to fund increased loan demand and to help minimize its interest rate risk. All of the FHLB advances are fixed-rate, long-term borrowings with original maturities in excess of six years on a weighted average basis. The Bank believes that the term of its FHLB advances approximates the average life of many of its fixed-rate loans, and the Bank expects to further increase its long-term FHLB advances in the prevailing interest rate environment. Interest on FHLB advances was $275,000 in 1999 compared to $107,000 in 1998.

     Total interest expense increased by $298,000 or 17.8% in 1999 over 1998, as the average balance of total interest-bearing liabilities increased by $8.1 million or 24.6% in 1999. The higher average balance was partially offset by a decline in the average rate paid to 4.81% in 1999 from 5.09% in 1998.

     Net Interest Income. Net interest income increased by $302,000 or 28.1% in 1999 over 1998, primarily due to an increase in net average interest-earning assets of $2.1 million or 57.8% in 1999 over 1998. In addition, the average interest rate spread decreased to 2.36% in 1999 from 2.43% in 1998. The decreased spread was due to a decrease in the average yield on interest-earning assets, partially offset by a decrease in the average rate paid on interest-bearing liabilities.

     Provision for Loan Losses. Our provisions for loan losses were $-0- in 1999 and $81,000 in 1998. The allowance for loan losses amounted to $170,000 at December 31, 1999, representing
 .4% of the total loan portfolio and 97.7% of total non-accruing loans on that date. At December 31, 1998, the allowance for loan losses was $170,000, or .5% of the total loan portfolio and 84.2% of total non-accruing loans. The significant increase in the provision for loan losses in 1998 was due to an $11.5 million or 48.7% increase in the total loan portfolio in 1998, including increases in each of the loan categories. During 1999, construction, commercial real estate, land and consumer loans increased by an aggregate of $2.6 million or 63.4%. Because these loans involve more risk than one- to four-family residential loans, $80,000 of the allowance was allocated to these four types of loans at December 31, 1999, compared to $70,000 at December 31, 1998.

     One- to four-family residential loans increased by $4.8 million or 15.0% in 1999, and total non-accruing one- to four-family residential loans decreased by $28,000 or 13.9% from December 31, 1998 to December 31, 1999. We did not experience any loan charge-offs or recoveries in 1999 or 1998, which management believes is primarily due to its conservative underwriting standards and the favorable economy in its local market area.

     Noninterest Income. The Bank foreclosed on two (2) one- to four-family residential loan in 1999 and sold the properties for a $10,000 gain. There was one sale of real estate owned in 1998, with a gain of $11,000, and the Bank had no real estate owned at December 31, 1999 or 1998.

     The Bank earns insurance commissions on the sale of credit life and mortgage life insurance. The Bank acts as an agent for two different insurance companies. Insurance commissions were $5,100 in 1999 and $5,100 in 1998.

     Service charges on deposits increased to $9,300 in 1999 from $2,200 in 1998, primarily due to an increase in transaction accounts.

     Other miscellaneous income, which primarily consists of fees for certified checks, non sufficient funds, travelers' checks, stop payment orders, and late charges on loans, increased by $20,000 or 193.7% in 1999 over 1998.

     Total noninterest income increased by $26,000 or 92.0% in 1999 over 1998, primarily due to the increase in service charges on deposit accounts and non sufficient fund fees.

     Noninterest Expense. Compensation and benefits increased by $161,000 or 44.6% in 1999 over 1998. The primary reason for the increase was the hiring of additional staff. To a lesser extent, the increase in 1999 was also due to normal salary increases, $22,000 of ESOP expenses, and to several staff members reaching their one-year anniversary and becoming eligible to participate in the Bank's incentive bonus plan.

     Occupancy and equipment expense increased by $4,900 or 8.7% in 1999 over 1998, primarily due to the purchase of additional equipment. If the Bank spends $1.5 million in the year 2000 to build a new branch and to make improvements to its existing office as currently projected, occupancy expense will significantly increase.

     Data processing expense increased by $19,000 or 34.1% in 1999 over 1998, primarily due to the costs of a new checkcard introduced in 1998, which allows checking account customers to access their funds when making a purchase without having to write a check. To a lesser extent, some new software was purchased and expensed in 1999. Professional fees increased in 1999 by $25,000 or 137.9% primarily due to increased legal and accounting fees as a result of being a public company and preparing and filing various public reports.

     Professional fees increased in 1999 by $25,000 or 137.9% over 1998 due to increased legal and accounting fees as a result of being a public company and preparing and filing various public reports.

     Advertising expense increased by $6,400 or 22.5% in 1999 over 1998, as the Bank advertised various lending and deposit products and its new checkcards.

     Deposit insurance premiums increased by $2,700 or 15.2% in 1999 over 1998. The increase in 1999 was due to higher deposits.

     Other noninterest expense, which includes examination fees, office supplies, telephone, postage and other miscellaneous expenses, increased by $18,000 or 14.2% in 1999 over 1998. This expense increased following the conversion due to fees paid to our transfer agent and registrar, and other miscellaneous costs associated with being a public company.

     Total noninterest expense increased by $236,000 or 35.6% in 1999 over 1998, due to increases in each category of noninterest expense.

     Federal Income Tax Expense. The federal income tax expense increased in 1999 to $182,000 from $123,000 in 1998. Pre-tax income increased by $173,000 or 48.1% in 1999 from 1998, due to increased income and $-0- provision for loan losses in 1999 compared to $81,000 in 1998. For additional information, see Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

     The Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Government, federal agency and other investments having maturities of five years or less. Current regulations require that a savings institution maintain liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. At December 31, 1999, the Bank's liquidity was 29.3% or $7.0 million in excess of the minimum requirement.

     Cash was generated by our operating activities in 1999 and 1998 primarily as a result of net income in each period. The adjustments to reconcile net income to net cash provided by operations during the periods presented consisted primarily of the provisions for loan losses, the provisions for depreciation, the FHLB stock dividends, and increases or decreases in various receivable and payable accounts. Our primary investing activities are the origination of loans, which are primarily funded with the proceeds from repayments and prepayments on existing loans and mortgage-backed securities. Investing activities used net cash in 1999 and 1998, primarily due to increases in the net loan portfolio and, in 1999, the purchase of $3.0 million in investment securities. The primary financing activities consist of deposits and FHLB advances and the proceeds from issuing common stock. Financing activities provided net cash in 1999 and 1998 due to increases in both deposits and FHLB advances and, in 1999, the receipt of $2.7 million of net proceeds from the sale of stock in the conversion. Total cash and cash equivalents increased by $2.4 million in 1999 and decreased by $1.9 million in 1998. Total cash and cash equivalents amounted to $4.8 million at December 31, 1999.

     At December 31, 1999, the Bank had outstanding commitments to originate $581,000 of one- to four-family residential loans, $498,000 of commercial real estate loans and $1.0 million of undisbursed construction loans. In addition, as of December 31, 1999, the total amount of certificates of deposit which were scheduled to mature in the following 12 months was $20.8 million. The Bank believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on certificates of deposit to retain deposits in changed interest rate environments. If the Bank requires funds beyond its internal funding capabilities, advances from the FHLB of Dallas are available as an additional source of funds.

     The Bank is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 3.0% and 8.0%, respectively. At December 31, 1999, the Bank exceeded each of its capital requirements, with tangible, core and risk-based capital ratios of 10.4%, 10.4% and 23.17%, respectively. See Notes to Consolidated Financial Statements.

     The Company's ratio of equity to assets is 12.6% at December 31, 1999. In addition, the Bank is considered well-capitalized .

Impact of Inflation and Changing Prices

     The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on our performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

The Year 2000

     We experienced no Year 2000-related problems with our internal systems or external vendors. In addition, management is not aware of any Year 2000-related negative impact on any of our loan customers.

Recent Accounting Standards

     For a discussion of recently published accounting standards, none of which are expected to have a material effect on FPB
Financial, see Notes to Consolidated Financial Statements.

                   INDEPENDENT AUDITORS' REPORT




To The Board of Directors
FPB Financial Corp. and Subsidiary

  We have audited the accompanying consolidated statements of financial condition of FPB Financial Corp. and Subsidiary as of December 31, 1999 and 1998 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FPB Financial Corp. and Subsidiary at December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.



                             /s/ Murphy, Whalen & Broussard
                             MURPHY, WHALEN & BROUSSARD, L.L.C.





January 19, 2000

                         FPB FINANCIAL CORP. AND SUBSIDIARY

                  CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                         AS OF DECEMBER 31, 1999 AND 1998


                                                       1999         1998
                                                   -----------  -------------
ASSETS

Cash and cash equivalents:
 Cash and non-interest earning deposits            $   649,662  $    446,684
 Interest-earning deposits in other
  depository institutions                            4,133,957     1,904,021
                                                   -----------  -------------
     TOTAL CASH AND CASH EQUIVALENTS                 4,783,619     2,350,705

Investment in Securities
 Securities - Available for Sale (Note 2)            4,001,316       992,994
 Securities - Held to Maturity (Note 3)              2,165,675     2,924,100
 Federal Home Loan Bank stock (at cost)                367,200       316,300

Loans receivable (Note 4)                           41,899,310    35,032,552
 Less:
  Loans in process                                  (1,006,401      (737,569)
  Allowance for loan losses                           (170,000)     (170,000)
  Net deferred loan costs (fees)                        65,754        26,689
                                                   -----------  -------------
    Loans receivable, net                           40,788,663    34,151,672

Accrued interest receivable (Note 5)                   115,275        64,139
Premises and equipment, net (Note 6)                   205,176       204,005
Other assets                                            44,987        54,446
                                                   -----------  -------------
     TOTAL ASSETS                                  $52,471,911  $ 41,058,361
                                                   ===========  =============



LIABILITIES AND EQUITY

Deposits (Note 7)
 Non-interest bearing demand                       $   951,430  $    709,739
 Interest bearing                                   38,502,283    33,354,904
                                                   -----------  -------------
   Total deposits                                   39,453,713    34,064,643

Interest payable on deposits                            47,145        74,860
Borrowings (Note 8)                                  6,200,000     3,200,000
Other liabilities                                      166,064       148,704
                                                   -----------  -------------
     TOTAL LIABILITIES                              45,866,922    37,488,207
                                                   -----------  -------------
STOCKHOLDERS' EQUITY:
 Preferred stock $.01 par value, 2,000,000 shares
  authorized, none issued                                    -             -
 Common stock - $.01 par value, 5,000,000 shares
  authorized, 331,355 shares issued and outstanding      3,314             -
 Additional paid-in capital                          2,979,557             -
 Unearned ESOP shares                                 (244,689)            -
 Retained Earnings                                   3,891,101     3,574,778
 Accumulated other comprehensive income (loss)         (24,294)       (4,624)
                                                   -----------  -------------
     TOTAL STOCKHOLDERS' EQUITY                      6,604,989     3,570,154
                                                   -----------  -------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $52,471,911  $ 41,058,361
                                                   ===========  =============


                 See accompanying notes to financial statements.

                          FPB FINANCIAL CORP. AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME
                      YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                      1999         1998
                                                  -----------  -------------
Interest Income:
  Mortgage loans & fees                           $ 2,748,969  $  2,203,616
  Loans on deposits                                    44,747        32,324
  Consumer loans                                       78,810        25,258
  FHLB stock and other investment
   securities, available for sale                      99,564        74,163
  Investment securities, held to maturity             155,485       237,562
  Demand deposits                                     216,874       172,377
                                                  -----------  -------------
        Total interest income                       3,344,449     2,745,300
                                                  -----------  -------------
Interest Expense:
  Deposits                                          1,694,231     1,564,560
  Federal Home Loan Bank advances                     274,764       106,923
                                                  -----------  -------------
        Total interest expense                      1,968,995     1,671,483
                                                  -----------  -------------
        Net interest income                         1,375,454     1,073,817

Provision for loan losses (Note 4)                          -        80,764
                                                  -----------  -------------
        Net interest income after provision
         for loan losses                            1,375,454       993,053
                                                  -----------  -------------
Noninterest Income:
  Gain on foreclosed real estate sold                  10,019        10,982
  Insurance commissions                                 5,110         5,089
  Service charges on deposits                           9,329         2,211
  Other                                                30,777        10,480
                                                  -----------  -------------
        Total noninterest income                       55,235        28,762
                                                  -----------  -------------
Noninterest Expense:
  Compensation and employee benefits                  521,024       360,301
  Occupancy and equipment                              61,519        56,580
  Data processing                                      73,637        54,932
  Professional fees                                    42,724        17,961
  Advertising                                          35,006        28,581
  Federal insurance expense                            20,647        17,915
  Other                                               144,529       126,535
                                                  -----------  -------------
        Total noninterest expense                     899,086       662,805
                                                  -----------  -------------
        Income before income taxes                    531,603       359,010

Income tax expense (Note 8)                           182,145       122,863
                                                  -----------  -------------
        Net income                                $   349,458  $    236,147
                                                  ===========  =============
Basic earnings per common share                   $      1.14  $          -
                                                  ===========  =============
Dividends declared and paid per common share      $       .10  $          -
                                                  ===========  =============


                 See accompanying notes to financial statements.

                       FPB FINANCIAL CORP. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                      YEARS ENDED DECEMBER 31, 1999 AND 1998








                                                      1999         1998
                                                  -----------  -------------
Net income                                        $   349,458  $    236,147

Other comprehensive income, net of tax:
  Unrealized (loss) on investment
  securities available for sale, net of
  ($10,133) and ($2,382) deferred tax
  (benefit) for 1999 and 1998, respectively           (19,670)      (4,624)
                                                  -----------  -------------
        Comprehensive income                      $   329,788  $    231,523
                                                  ===========  =============





                 See accompanying notes to financial statements.



                                                   FPB FINANCIAL CORP. AND SUBSIDIARY

                                       CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                                 YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                                                                     Accumulated
                                                                                                       Other
                                                         Additional     Unearned                    Comprehensive      Total
                                              Common      Paid-In         ESOP           Retained     Income        Stockholders'
                                               Stock      Capital        Shares         Earnings      (Loss)          Equity

Balance - January 1, 1998                     $     -     $        -    $        -    $ 3,338,631    $        -     $ 3,338,631

Net Income 1998                                     -              -             -        236,147             -         236,147

Other comprehensive income (loss),
 1998, net of tax
  Unrealized gain (loss) on investment
   securities available for sale                    -              -             -              -        (4,624)         (4,624)
                                              --------    -----------   -----------   ------------   -----------    ------------
Balance - December 31, 1998                   $     -     $        -    $        -    $ 3,574,778    $   (4,624)    $ 3,570,154

Net Income 1999                                     -              -             -        349,458             -         349,458

Other comprehensive income (loss),
 1999, net of tax
  Unrealized gain (loss) on investment
   securities available for sale                    -              -             -              -       (19,670)        (19,670)

Issuance of common stock                        3,314       2,978,109     (265,080)             -             -       2,716,343

Dividends declared and paid                         -              -             -        (33,135)            -         (33,135)

ESOP shares released for allocation                 -          1,448        20,391              -             -          21,839
                                              --------    -----------   -----------   ------------   -----------    ------------
Balance - December 31, 1999                   $ 3,314     $2,979,557    $ (244,689)   $ 3,891,101    $  (24,294)    $ 6,604,989
                                              ========    ===========   ============  ============   ===========    ============




                                             See accompanying notes to financial statements.




                                    FPB FINANCIAL CORP. AND SUBSIDIARY

                                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  YEARS ENDED DECEMBER 31, 1999 AND 1998




                                                            1999              1998
                                                       -------------     -------------
Cash flows from operating activities:
 Net income                                            $    349,458      $    236,147
                                                       -------------     -------------
 Adjustments to reconcile net income to net
  cash provided by operating activities:
   Depreciation                                              31,659            31,609
   Provision for loan losses                                      -            80,764
   Deferred tax provision (credit)                           35,798           (41,550)
   ESOP contribution                                         21,839                 -
   Stock dividends on Federal Home Loan Bank stock          (19,000)          (18,000)
   Premium amortization on investment securities -
    held to maturity                                          5,745             9,080
  (Gain) loss on sale or abandonment of assets                 (434)              194
   Gain on foreclosed real estate sold                      (10,019)          (10,982)
   Changes in operating assets and liabilities:
    Accrued interest receivable                             (51,136)           (7,599)
    Other assets                                            (14,670)           (3,852)
    Interest payable on deposits                            (27,715)           33,821
    Other liabilities                                        10,085             7,207
    Deferred loan origination and commitment costs          (39,065)          (43,969)
                                                       -------------     -------------
     Total adjustments                                      (77,083)           36,720
                                                       -------------     -------------
     Net cash provided by operating activities              272,375           272,867
                                                       -------------     -------------
Cash flows from investing activities:
 Net increase in mortgage loans                          (4,523,782)      (10,306,023)
 Net increase in consumer loans                          (2,132,025)         (582,733)
 Improvements to premises                                   (31,005)           (8,428)
 Purchase of equipment and/or software                      (11,108)          (58,736)
 Purchase of federal home loan bank stock                   (31,900)                -
 Purchase of investment securities - available
  for sale                                               (3,038,125)                -
 Principal payments from investment securities -
  held to maturity                                          752,680         1,250,888
 Proceeds from sale of foreclosed real estate                67,900             3,500
 Proceeds from sale of equipment                              9,717                 -
                                                       -------------     -------------
     Net cash (used in) investing activities             (8,937,648)       (9,701,532)
                                                       -------------     -------------
Cash flows from financing activities:
 Net proceeds from stock issuance                         2,742,252           (25,909)
 Net increase in deposits                                 5,389,070         4,769,316
 Advances from Federal Home Loan Bank                     3,000,000         2,800,000
 Dividends paid on common stock                             (33,135)                -
                                                       -------------     -------------
     Net cash provided by financing activities           11,098,187         7,543,407
                                                       -------------     -------------
Net increase (decrease) in cash and cash equivalents      2,432,914        (1,885,258)

Cash and cash equivalents - beginning of year             2,350,705         4,235,963
                                                       -------------     -------------
Cash and cash equivalents - end of year                $  4,783,619      $  2,350,705
                                                       =============     =============



                              See accompanying notes to financial statements.


                FPB FINANCIAL CORP. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1999 AND 1998



Note 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations

     FPB Financial Corp. ("the Company") is a Louisiana bank holding company in Hammond, Louisiana. The Company's subsidiary is Florida Parishes Bank ("the Bank") which has been in continuous operation since 1922 and represents virtually all of the operations and net income of the Company.

     The Bank provides a variety of deposit products and a mixture of fixed and adjustable rate mortgages, primarily first mortgages on single family residences, and various types of consumer loans. It operates from a single location in Hammond, Louisiana, and all of its mortgages are secured by properties located in Tangipahoa Parish and the surrounding areas. Its depositors are also primarily residents of Tangipahoa Parish and the surrounding areas.

     Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany balances and transactions have been eliminated. Prior year financial statements have been restated to include the accounts of the business combination accounted for as a pooling of interests. Certain balances for prior years have been reclassified to conform to the current year's financial statement presentation.

     Cash and Cash Equivalents

     For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities when purchased of three months or less to be cash equivalents.

     Investment Securities - Available for Sale

     Investment securities include U. S. Government Agency bonds, a mutual fund which invests in adjustable rate mortgages and common stock in a local bank. They are classified as available for sale and are consequently carried at fair market value. Realized gains and losses on the sale of investment securities are determined using first-in, first-out or weighted average methods.
     Unrealized gains and losses are recognized as other comprehensive income or loss.

     Investment Securities - Held to Maturity

     Mortgage-backed securities issued by a U. S. Government Agency (GNMA) are carried at cost, adjusted for premiums and discounts using a method that approximates level yield. Management intends, and has the ability, to hold such investments to maturity, and has consequently classified them as "held to maturity".

     Loans Receivable

     Loans receivable are stated at unpaid principal balances, adjusted by the allowance for loan losses and net deferred loan origination fees and costs.

     The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Association's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to pay, the estimated value of any underlying collateral, and current economic conditions. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

                FPB FINANCIAL CORP. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1999 AND 1998





Note 1   SIGNIFICANT ACCOUNTING POLICIES  (Continued)

     Loans Receivable (Continued)

     Impaired loans are being accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No.114, Accounting by Creditors for Impairment of a Loan, as amended by Statement No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure. The statements generally require impaired loans to be measured on the present value of expected future cash flows discounted at the loan's effective interest rate, or as an expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.

     The Company discontinues the accrual of interest income when a loan becomes 90 days past due as to principal or interest. At that time, uncollected interest previously recorded is reversed. If the delinquent interest is subsequently collected, it is credited to income in the period collected. Interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due.

     Foreclosed Real Estate

     Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of the related loan balance or fair value less estimated cost to sell at the date of foreclosure. Valuations are periodically performed by management, and an allowance for losses will be established to reduce the net carrying value to net realizable value if necessary. Costs related to improvement of the property are capitalized, whereas costs related to holding the property are charged to operations.

     Premises & Equipment

     Premises and equipment are carried at cost, less accumulated depreciation. Depreciation is provided on all property and equipment, except land, using straight-line and accelerated methods over the estimated useful lives of the assets as follows:

     Building                                 15 - 40 years
     Furniture, Fixtures, and Equipment        3 - 10 years


     Loan Origination and Commitment Fees and Related Costs

     Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the level yield method. Amortization of net deferred loan fees or costs is discontinued when a loan is placed on nonaccrual status.

                FPB FINANCIAL CORP. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1999 AND 1998







Note 1     SIGNIFICANT ACCOUNTING POLICIES  (Continued)

     Income Taxes

     The Company and its subsidiary each file a separate federal income tax return.

     The Company uses the asset-and-liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

     Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

     Advertising Costs

     Advertising costs are charged to operations as incurred.

     Comprehensive Income

     The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130 Reporting of Comprehensive Income effective January 1, 1998. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Consequently, unrealized gains or losses on investment securities available for sale are now reported in a separate statement of comprehensive income. Previously, such unrealized gains and losses were reported directly in a separate component of equity.

                FPB FINANCIAL CORP. AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               YEARS ENDED DECEMBER 31, 1999 AND 1998



Note 2    SECURITIES - AVAILABLE FOR SALE

     The amortized cost and estimated market values of securities - available for sale are as follows:

                                              Gross          Gross         Estimated
                               Amortized    Unrealized     Unrealized       Market
                                 Cost        Gains           Losses         Value

                             -----------    -----------   ----------      ------------
Securities Available
  for Sale
    December 31, 1999
    ------------------
    U. S. Government
      Agency bonds           $ 3,000,000                  $  18,122       $ 2,981,878
    Mutual Fund:
      Adjustable Rate
      Mortgage Portfolio       1,000,000             -       15,014           984,986
    Common Stock                  38,125             -        3,673            34,452
                             -----------    -----------   ----------      ------------
        TOTAL                $ 4,038,125    $        -    $  36,809       $ 4,001,316
                             ===========    ===========   ==========      ============

    December 31, 1998
    ------------------
    Mutual Fund:
      Adjustable Rate
      Mortgage Portfolio     $ 1,000,000    $        -    $   7,006       $   992,994
                             ===========    ===========   ==========      ============

Note 3       SECURITIES - HELD TO MATURITY

All securities - held to maturity are mortgage-backed GNMA participation certificates. The carrying values and estimated market values are summarized below:

                                               December 31,
                                           1999                1998
                                      ------------         ------------
Principal Balance                     $ 2,148,960          $ 2,901,640
Unamortized Premiums                       18,244               24,631
Unamortized Discounts                      (1,529)              (2,171)
                                      ------------         ------------
Carrying Value                          2,165,675            2,924,100
Gross Unrealized Gains                     16,001               17,224
                                      ------------         ------------
Estimated Market Value                  2,181,676          $ 2,941,324
                                      ============         ============

The following is a summary of maturities of securities - held to maturity as of December 31, 1999:

                                       Amortized         Fair
                                         Cost           Value
                                      ----------     -----------
Due in one year or less               $   50,411     $   50,956
Due from one to five years               278,942        281,266
Due from five to ten years               346,282        348,474
Due after ten years                    1,490,040      1,500,980
                                      ----------     -----------
                                      $2,165,675     $2,181,676
                                      ==========     ===========

                     FPB FINANCIAL CORP. AND SUBSIDIARY

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1999 AND 1998



Note 3       SECURITIES - HELD TO MATURITY (Continued)

The amortized cost and fair value of mortgage-backed securities - held to maturity are presented by contractual maturity in the preceding tables. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

One of the adjustable rate GNMA participation certificates with a carrying value of $227,252 and a market value of $230,661 as of December 31, 1999 is pledged to secure a local public entity's deposits in excess of $100,000.



Note 4       LOANS RECEIVABLE

   Loans receivable at December 31 are summarized as follows:

                                                     1999             1998
                                                -------------    -------------
Permanent First Mortgage Loans:
  Secured by one-to-four family residences      $ 34,223,265     $ 30,199,479
  Construction (1)                                 1,195,622        1,132,322
  Commercial real estate                           1,136,397          649,736
  Land                                               582,446          421,460
                                                -------------    -------------
     Total Permanent First Mortgage Loans         37,137,730       32,402,997
                                                -------------    -------------
Consumer Loans:
  Secured by first mortgage on
    one-to-four family residences               $  2,220,880     $  1,109,268
  Loans secured by savings                           878,927          466,538
  Second mortgages and home equity loans             372,536          473,151
  Automobile                                         762,910          377,702
  Unsecured                                          289,019          149,818
  Other                                              237,308           53,078
                                                -------------    -------------
     Total Consumer Loans                          4,761,580        2,629,555
                                                -------------    -------------
     Total Loans                                $ 41,899,310     $ 35,032,552
                                                =============    =============


The permanent first mortgage loans at December 31 consist of both fixed and adjustable rate mortgages as follows:

                                        1999              1998
                                    -------------      ------------
Fixed rate                          $ 34,310,437       $ 28,785,970
Adjustable rate                        2,827,293          3,617,027
                                    -------------      -------------
                                    $ 37,137,730       $ 32,402,997
                                    =============      =============


(1) Consists solely of one-to-four family residential construction loans.

                      FPB FINANCIAL CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998



Note 4       LOANS RECEIVABLE (Continued)

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:
                                                1999          1998

      Balance at Beginning of Year            $ 170,000   $  89,236
      Provision Charged to Income                            80,764
                                              ---------   ----------
      Balance at End of Year                  $ 170,000   $ 170,000
                                              =========   ==========

Loans on nonaccrual status totaled $173,693 and $201,817 at December 31, 1999 and 1998, respectively.

The Bank is not committed to lend additional funds to debtors whose loans are on nonaccrual status, or loans which have been modified in troubled debt restructurings, at December 31, 1999.

Loans receivable includes activity and account balances for the years ended December 31, 1999 and 1998 to directors, executive officers, and their immediate families as follows:

                                              Year Ended December 31,
                                               1999            1998
                                           -----------       -----------
    Balance - Beginning of Year            $  745,907        $  929,635
    Additional Borrowings                      99,888           210,727
    Loan Repayments                          (166,931)         (394,455)
                                           -----------       -----------
    Balance - End of Year                  $  678,864        $  745,907
                                           ===========       ===========

    Related party loans are primarily first mortgage real estate loans.



Note 5       ACCRUED INTEREST RECEIVABLE

    Accrued interest receivable at December 31 is summarized as follows:

                                                    1999         1998
                                                ----------    ---------
    Loans receivable                            $  65,417     $ 35,446
    Investment securities, held to
      maturity                                     23,320       28,693
    Investment securities, available for sale      26,538            -
                                                ----------    ---------
                                                $ 115,275     $ 64,139
                                                ==========    =========

                     FPB FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1999 AND 1998


Note 6       PREMISES AND EQUIPMENT

   Premises and equipment at December 31 are summarized as follows:

                                              1999          1998
                                           ----------    ---------
   Cost:
      Land                                 $  67,651     $  67,651
      Building                               350,283       319,278
      Furniture, fixtures and equipment      184,820       185,527
                                           ----------    ---------
                                             602,754       572,456
   Less: Accumulated depreciation           (397,578)     (368,451)
                                           ----------    ---------
                                           $ 205,176     $ 204,005
                                           ==========    =========


Note 7       DEPOSITS

   Deposits at December 31 are summarized as follows:

                                                 1999                         1998
                                       -----------------------    ------------------------
                                        Amount          %            Amount           %
                                       ------------   ------      -----------      -------
Passbook savings -
  Year end interest rate
  of 2.00% in 1999
  and 2.20% in 1998                    $ 1,497,469      3.80      $ 1,090,325       3.20
                                       ------------   ------      -----------      ------
Money market accounts -
  Regular -
    Year end interest rates
    of 3.00% in 1999 and
    3.00% in 1998                        1,457,520      3.69        1,738,109       5.10
  Super -
    Year end interest rates
    of 4.00% in 1999 and
    4.00% in 1998                        1,047,268      2.66        1,714,397       5.04
                                       ------------   ------      -----------      ------
                                         2,504,788      6.35        3,452,506      10.14
                                       ------------   ------      -----------      ------
Checking accounts -
  Interest-bearing now
   Accounts -
    Year end interest rates
    of 2.25% in 1999 and
    2.50% in 1998                          841,289      2.13        1,074,396       3.15

Interest-max accounts -
    Year end interest rates
    of 4.41% in 1999 and
    4.00% in 1998                        3,797,362      9.63          142,135        .42

Non-interest bearing
  accounts                                 951,430      2.41          709,739       2.08
                                       ------------   ------      -----------      ------
                                         5,590,081     14.17        1,926,270       5.65
                                       ------------   ------      -----------      ------
Certificates of deposit -
  Year end weighted
  average interest rates
  4.22% in 1999 and 5.37% in
  1998                                  29,861,375     75.68       27,595,542      81.01
                                       ------------   ------      -----------     -------
           TOTAL                       $39,453,713    100.00      $34,064,643     100.00
                                       ============   ======      ============    =======



                  FPB FINANCIAL CORP. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                YEARS ENDED DECEMBER 31, 1999 AND 1998


Note 7       DEPOSITS (Continued)

             The weighted average interest rate on all deposit accounts at December 31, 1999 and December 31, 1998 was 4.59% and 4.87% respectively.

             The aggregate amount of jumbo certificates of deposit with a minimum balance of $100,000 was $5,745,656 and $4,739,184 at
             December 31, 1999 and 1998 respectively. Deposits in excess of $100,000 are not federally insured.

             At December 31, 1999, scheduled maturities of certificates of deposit are as follows:

                     2000                         $ 20,794,166
                     2001                            6,291,276
                     2002                              860,026
                     2003                              622,236
                     2004                              510,614
               After 2004                              783,057
                                                  ------------
                                    TOTAL         $ 29,861,375
                                                  ============

             The Company held deposits of $989,659 and $1,263,501 for related parties at December 31, 1999 and 1998, respectively.



Note 8       BORROWINGS

             At December 31, 1999 the Company had advances payable to the Federal Home Loan Bank of Dallas totaling $6,200,000 at fixed interest rates ranging from 4.96% to 6.34%. Maturities are as follows:

                      2000                   $         -
                      2001                             -
                      2002                             -
                      2003                       500,000
                      2004                       200,000
                After 2004                     5,500,000
                                             -----------
                              TOTAL          $ 6,200,000
                                             ===========


Note 9       INCOME TAXES

             Deferred income taxes result from temporary differences in the financial statement carrying amounts and tax bases of accrued interest on deposits, Federal Home Loan Bank stock and the allowance for loan losses. Income tax for the years ended December 31 is summarized as follows:

                                             1999             1998
                                            ---------      ---------
               Current                      $ 146,347      $ 164,413
               Deferred (Benefit)              35,798        (41,550)
                                            ---------      ----------
                                            $ 182,145      $ 122,863
                                            =========      ==========

                 FPB FINANCIAL CORP. AND SUBSIDIARY

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                YEARS ENDED DECEMBER 31, 1999 AND 1998



Note 9       INCOME TAXES (Continued)

The components of the net deferred tax liability at December 31, are as follows:

                                               1999           1998
                                            -----------    -----------
        Total of all deferred tax
           liabilities                      $ (82,992)     $ (47,908)
        Total of all deferred tax assets       51,500         42,081
                                            ----------     ----------
           Net deferred tax liability       $  31,492      $  (5,827)
                                            ==========     ===========

The provision for federal income taxes differs from that computed at the statutory 34% corporate tax rate, as follows:

                                        Years Ended December 31,
                          ------------------------------------------------
                                   1999                       1998
                          ----------------------   ------------------------
                                         Effec-                    Effec-
                                         tive                      tive
                                         Rate                      Rate
                            Amount         %         Amount         %
                          ----------     -----     ---------      ------
  Tax at statutory rate   $ 180,745      34.00     $ 122,063      34.00

  Other                       1,400        .26           800        .22
                          ----------     ------    ---------      -----
                          $ 182,145      34.26     $ 122,863      34.22
                          ==========     ======    =========      =====


Retained earnings at December 31, 1999 and 1998 include $502,945 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad-debt deductions for tax purposes only for years prior to 1988. Reduction of amounts so allocated for purposes other than tax bad-debt losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate.

                  FPB FINANCIAL CORP. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1999 AND 1998






Note 10      SUPPLEMENTAL CASH FLOW INFORMATION

                                                   1999           1998
                                               -----------     -----------
   Cash paid during the year for:
     Interest                                  $ 1,996,710     $ 1,637,662
     Income taxes                                  213,184         196,683

   Supplemental schedule of noncash
     investing and financing activities:
       Real estate acquired in settlement
         of loans and leases                        83,531          22,687
       Loans to facilitate the sale of
         real estate owned                          26,100          31,500
       Increase in unrealized gain (loss)
         on securities available for sale          (29,803)         (7,006)
       Increase (decrease) in deferred
         tax effect on unrealized gain
         (loss) on securities available
         for sale                                   10,133           2,382




Note 11      FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, various commitments and contingent liabilities are outstanding, such as commitments to extend credit and undisbursed lines of credit which are not reflected on the Company's financial statements. Management does not anticipate any material loss as a result of these transactions. Commitments to extend credit totaled approximately $1,078,783 and $550,000 at December 31, 1999 and 1998,
respectively and undisbursed lines of credit totaled $252,195 at December 31, 1999 in addition to undisbursed construction loans in process reflected on the face of the balance sheet in the amount of $1,006,401 and $737,569 at December 31, 1999 and 1998, respectively.

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and undisbursed lines of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Company's balance sheet.

The Company has an undisbursed advance commitment from the Federal Home
Loan Bank in the amount of $500,000.  The commitment expires March 31, 2000.

The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments for commitments to extend credit and undisbursed lines of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies making commitments as it does for on-balance sheet instruments.

                   FPB FINANCIAL CORP. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1999 AND 1998


Note 12      REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (OTS). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Bank and the financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), tangible capital to adjusted total assets (as defined), and tangible equity to adjusted total assets (as defined). As of December 31, 1999 the Bank meets all of the capital requirements to which it is subject and is deemed to be well capitalized.

The actual and required capital amounts and ratios applicable to the Bank are presented in the table below, including a reconciliation of capital under generally accepted accounting principles ("GAAP") to such amounts reported for regulatory purposes.



                                                                          To be Well
                                                                          Capitalized
                                                      Minimum             for Prompt
                                                     for Capital           Corrective
                                                      Adequacy                Action
                                     Actual           Purposes             Provisions
                                  -------------    -----------------     ----------------
                                  Ratio  Amount    Ratio      Amount     Ratio     Amount
                                  -----  ------    ------     ------     ------    ------
                                               (Dollars in Thousands)
December 31, 1999
Total equity, and ratio
  to total assets                 10.37  $ 5,387
                                  =====  =======
Unrealized losses on
  securities available
    for sale                                  21
                                         -------
Tangible capital, and
  ratio to adjusted
  total assets                    10.41  $ 5,408     1.5%      $  779
                                  =====  =======     ====      =======
Tier 1 (core) capital,
  and ratio to adjusted
  total assets                    10.41  $ 5,408     3.0%      $1,559     5.0%      $2,598
                                  =====  =======     =====     ======     ====      ======
Tier 1 (core) capital,
  and ratio to risk-
  weighted assets                 22.53  $ 5,408                          6.0%      $1,441
                                  =====                                   =====     ======
Allowance for loan
  losses                                     170
Equity investment                            (15)
                                         --------
Total risk-based
  capital, and ratio
  to risk-weighted
  assets                          23.17  $ 5,563     8.0%      $1,921    10.0%      $2,401
                                  =====  =======     =====     ======     ====      ======
Total assets                             $51,938
                                         =======
Adjusted total assets                    $51,959
                                         =======
Risk-weighted assets                     $24,008
                                         =======


                     FPB FINANCIAL CORP. AND SUBSIDIARY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999 AND 1998




Note 12      REGULATORY MATTERS (Continued)

                                                                                   To be Well
                                                                                   Capitalized
                                                              Minimum              for Prompt
                                                            for Capital            Corrective
                                                             Adequacy                Action
                                       Actual                Purposes               Provisions
                                 --------------------    -----------------      -----------------
                                 Ratio       Amount      Ratio      Amount      Ratio      Amount
                                 ------      --------    -------    ------      ------     ------
                                               (Dollars in Thousands)
December 31, 1998
Total equity, and ratio
  to total assets                 8.7%        $ 3,570
                                 =====        =======
Unrealized losses on
  securities available
  for sale                                          5
                                              -------
Tangible capital, and
  ratio to adjusted
  total assets                    8.7%        $ 3,575     1.5%      $  616
                                 =====        =======     ====      ======
Tier 1 (core) capital,
  and ratio to adjusted
  total assets                    8.7%        $ 3,575     3.0%      $1,232       5.0%     $2,053
                                 =====        =======     ====      ======       ====     ======
Tier 1 (core) capital,
  and ratio to risk-
  weighted assets                18.7%        $ 3,575                            6.0%     $1,147
                                 =====                                           ====     ======
Allowance for loan
  losses                                           89
Equity investment                                 (15)
                                              --------
Total risk-based
  capital, and ratio
  to risk-weighted
  assets                         19.5%        $ 3,730     8.0%      $1,530      10.0%     $1,912
                                 =====        =======     ====      ======      =====     ======
Total assets                                  $41,058
                                              =======
Adjusted total assets                         $41,063
                                              =======
Risk-weighted assets                          $19,124
                                              =======


Note 13      ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. Financial instruments are defined as cash and contractual rights and obligations that require settlement, directly or indirectly, in cash. In cases where quoted market prices are not available, fair values have been estimated using the present value of future cash flows or other valuation techniques. The results of these techniques are highly sensitive to the assumptions used, such as those concerning appropriate discount rates and estimates of future cash flows, which require considerable judgement. Accordingly, estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current settlement of the underlying financial instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. These disclosures should not be interpreted as representing an aggregate measure of the underlying value of the Company.

                    FPB FINANCIAL CORP. AND SUBSIDIARY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999 AND 1998



Note 13      ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)


The estimated fair value of financial instruments were as follows:


                                                      As of December 31,
                                                 1999                 1998
                                        --------------------     ---------------------
                                                   Estimated                Estimated
                                        Carrying     Fair        Carrying      Fair
                                        Amount      Value        Amount       Value
                                        --------   ---------     --------   ----------
                                                       (In Thousands)

Financial Assets:
  Cash and non-interest
    earning deposits                   $   650     $   650       $   447     $   447
  Interest-earning deposits in
    other depository institutions        4,134       4,134         1,904       1,904
  Investment securities                  6,167       6,183         3,917       3,934
  Loans receivable, net                 40,789      39,963        34,152      34,182
  FHLB stock                               367         367           316         316
  Accrued interest receivable              115         115            64          64
  Other assets                              15          15            15          15
                                       --------   ---------     --------   ----------
                                       $52,237     $51,427       $40,815     $40,862
                                       ========    ========     ========   ==========
Financial Liabilities:
  Deposits                             $39,454     $39,933       $34,065     $34,301
  Advances from FHLB                     6,200       5,804         3,200       3,125
  Interest payable on deposits              47          47            75          75
  Other liabilities                         85          85            83          83
                                       --------   ---------     --------   ----------
                                       $45,786     $45,869       $37,423     $37,584
                                       ========    ========     ========   ==========


The following significant methods and assumptions were used by the Association in estimating the fair value of financial instruments.

Cash and short-term investments

The carrying value of highly liquid instruments, such as cash on hand and amounts due from depository institutions, and interest-earning deposits in other institutions, provides a reasonable estimate of their fair value.

Investment securities

Fair value estimates for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying amount of accrued interest on securities approximates its fair value.

Loans receivable, net

The fair values for loans are estimated through discounted cash flow analysis, using current rates at which loans with similar terms would be made to borrowers of similar credit quality. Appropriate adjustments are made to reflect probable credit losses. The carrying amount of accrued interest on loans approximated its fair value.

                  FPB FINANCIAL CORP. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1999 AND 1998





Note 13      ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Federal Home Loan Bank Stock (FHLB)

The value of Federal Home Loan Bank stock is set by the FHLB at $100 per share.

Deposits

SFAS No. 107 specifies that the fair value of deposit liabilities with no defined maturity is the amount payable on demand at the reporting date, i.e., their carrying or book value. These deposits, which include interest and non-interest bearing checking, passbook, and money market accounts, represented approximately 24% and 19% of total deposits at December 31, 1999 and 1998, respectively. The fair value of fixed-rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates of similar remaining maturities to a schedule of aggregate expected cash flows on time deposits.

The carrying amount of accrued interest payable on deposits approximates its fair value.

Advances from Federal Home Loan Bank

The fair value of fixed rate borrowings are estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements.


Off-balance-sheet instruments

Off-balance-sheet financial instruments include commitments to extend credit and undisbursed lines of credit. The fair value of such instruments is estimated using fees currently charged for similar arrangements in the marketplace, adjusted for changes in terms and credit risk as appropriate. The estimated fair value for these instruments was not significant at December 31, 1999 and 1998. The contract or notional amounts of the Company's financial instruments with off-balance-sheet risk are disclosed in Note 11.



Note 14      ADOPTION OF PLAN OF CONVERSION

On December 8, 1998, the Board of Directors of Florida Parishes Homestead Association adopted a Plan of Conversion ("the plan"), which proposed the conversion of the Association from a Louisiana-chartered mutual savings and loan association to a federally-chartered stock savings bank to be known as "Florida Parishes Bank" (the "Bank", in its mutual or stock form, as the sense of the reference requires) and the concurrent issuance of its capital stock to FPB Financial Corp. ("the newly formed Holding Company"). As an interim step in the conversion, the Association first converted to a federally-chartered mutual savings bank known as "Florida Parishes Bank", effective February 23, 1999, in advance of the common stock offering.

                FPB FINANCIAL CORP. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1999 AND 1998




Note 14      ADOPTION OF PLAN OF CONVERSION  (Continued)

The Plan provided that non-transferable subscription rights to purchase Common Stock of FPB Financial Corp. would be offered first to Eligible Account Holders of record as of the close of business on September 30, 1997; then to a Tax-Qualified Employee Stock Ownership Plan; then to Supplemental Eligible Account Holders of record as of the close of business on March 31, 1999; then to Other Members which include other depositors as of a specified date and persons who were borrowers as of both February 23, 1999 and the voting record date whose loans were secured by real estate; and then to directors, officers and employees of the Bank. Shares of Common Stock remaining unsold after the Subscription Offering were offered for sale to the public though a Community Offering, as determined by the Boards of Directors of the Holding Company and the Bank in their sole discretion. The common stock was offered at a price determined by the Board of Directors based upon an appraisal - made by an independent appraisal firm. The exact number of shares offered was determined by the Board of Directors in conjunction with the determination of the price at which shares were sold. The costs of issuing the common stock was deducted from the sale proceeds. The Company incurred $372,127 issuance costs.

In accordance with OTS Regulations, at the time that the Bank converted from a mutual savings bank to a stock savings bank, the Bank established a liquidation account with an initial balance equal to the Bank's total equity as of the date of the latest balance sheet appearing in the prospectus, December 31, 1998.
The liquidation account will be maintained for the benefit of eligible holders who continue to maintain their accounts at the Bank after the Conversion. The liquidation account will be reduced annually to the extent that the eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, and only in such event, each account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the adjusted qualifying account balances then held. The Bank may not pay dividends or repurchase its common stock if such dividends or repurchases would reduce its equity below applicable regulatory capital requirements or the required liquidation account amount.

Under current OTS regulations, limitations have been imposed on all "capital distributions" by savings institutions, including cash dividends, stock repurchases and other transactions charged to the capital account. The regulation establishes a three-tiered system of restrictions, with the greatest flexibility afforded to savings institutions which are both well-capitalized and given favorable qualitative examination ratings by the OTS. Generally, such an institution which has "capital" in excess of its fully-phased-in regulatory capital requirements may, after notifying the OTS, make capital distributions in any year equal to the higher of (i) net income for the year-to-date plus 50% of its "surplus capital ratio" at the beginning of the calendar year or (ii) 75% of net income over the most recent four quarter period. Other savings institutions would be subject to more stringent procedural and substantive requirements, the most restrictive being a requirement for prior OTS approval of any capital distribution. OTS regulations also restrict stock repurchases during the first three years following the conversion unless certain criteria are satisfied.

                 FPB FINANCIAL CORP. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1999 AND 1998




Note 15  EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

During 1999, the Company established an employee stock ownership plan. The FPB Financial Corp. Employee Stock Ownership Plan enables eligible employees of the Bank to share in the growth of the Company through the acquisition of stock. Employees are generally eligible to participate in the ESOP after completion of one year of service and attaining age 21.

The ESOP acquired 26,508 shares of FPB Financial Corp. stock at $10 a share in the FPB Financial Corp.'s initial public offering. The acquisition was funded by a loan from FPB Financial Corp. which bears interest at 7.75% and will be paid principally from company contributions to the ESOP over a period of thirteen years. The loan agreement requires quarterly principal payments of $5,098 plus accrued interest. The loan is secured by the pledge of the common stock purchased. Contributions to the ESOP must be sufficient for debt service, but the Company may, in any plan year, make additional discretionary contributions for the benefit of plan participants in the form of cash or shares of common stock.

In the event of plan or participant termination, or upon the participant's death, disability or retirement, the Company may be required to purchase, subject to certain limitations, the shares from the participants at the then fair market value.

Shares purchased by the ESOP with the proceeds of the loan will be held in a suspense account and released to participants on a pro-rata basis as debt service payments are made. As the Company makes contributions to the ESOP sufficient to meet the principal and interest requirements on the loan, shares are released from collateral.

The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP is not recorded as a note receivable by FPB Financial Corp., but the shares pledged as collateral are reported as unearned ESOP shares on the statement of financial condition. As shares are released from collateral, the Company reports compensation equal to the fair market value of the shares. ESOP compensation expense was $21,839 for the year ended December 31, 1999. Any excess or deficit of fair value over or under the cost of the ESOP shares released is recorded in the equity section of the statement of financial condition as additional paid-in-capital. The cost of all unallocated shares held by the ESOP is reflected on the statement of financial condition as a contra equity account.

The ESOP shares as of December 31, 1999 were as follows:

  Allocated shares                                $   2,040
  Shares committed to be released                     -0-
  Unreleased shares                                  24,468
                                                  ---------
                 TOTAL ESOP SHARES                $  26,508
                                                  =========
                 Fair Value of Unreleased Shares  $ 241,621
                                                  =========

                 FPB FINANCIAL CORP. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1999 AND 1998


Note 16      DIVIDEND DECLARED

The Company declared and paid dividends of $.05 per share for the third and fourth quarter of 1999 subsequent to the conversion. Under Federal regulations, the Company may not declare or pay cash dividends on its capital stock if the effect thereof would cause the Bank's regulatory capital to be reduced below the amount required for liquidity.


Note 17      EARNINGS PER SHARE

The computation of basic earnings per share for 1999 includes reported net income in the numerator and the weighted average number of shares outstanding, 305,104 in the denominator.


Note 18      PENSION PLAN

During 1999, the Company adopted a Simple IRA Plan effective January 1, 1999. The plan covers all employees who earned at least $5,000, during the year. The maximum employee contribution is 100% of compensation up to $6,000. The Company's contribution is based on matching 100% of the first 3% of salary deferral elected by each eligible employee. The Company's contribution for 1999 was $9,683.


Note 19      PARENT COMPANY FINANCIAL STATEMENTS

The financial statements for FPB Financial Corp. (Parent Company
Only) are presented below:

                           FPB FINANCIAL CORP.

                     STATEMENT OF FINANCIAL CONDITION
                         AS OF DECEMBER 31, 1999


                          ASSETS                      (In Thousands)

     Cash                                                  $   689
     Securities Available for Sale                             533
     Investment in Subsidiary                                5,387
     Accrued Interest Receivable                                11
     Deferred Taxes                                              2
                                                           --------
       TOTAL ASSETS                                        $ 6,622
                                                           ========

               LIABILITIES & STOCKHOLDERS' EQUITY

     Due to Subsidiary                                     $    12
     Income Taxes Payable                                        5
                                                           -------
       TOTAL LIABILITIES                                   $    17

     Stockholders' Equity:
      Common Stock                                               3
      Paid-in-Capital in Excess of Par                       2,980
      (Unearned) ESOP Shares                                  (245)
      Retained Earnings                                      3,891
      Accumulated Other Comprehensive Income                   (24)
                                                           --------
        TOTAL STOCKHOLDERS' EQUITY                         $ 6,605
                                                           --------
        TOTAL LIABILITIES & STOCKHOLDERS' EQUITY           $ 6,622
                                                           ========

                 FPB FINANCIAL CORP. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1999 AND 1998




Note 19   PARENT COMPANY FINANCIAL STATEMENTS  (Continued)

                       FPB FINANCIAL CORP.

             STATEMENT OF INCOME & RETAINED EARNINGS
                   YEAR ENDED DECEMBER 31, 1999
                                                        (In Thousands)
     Income:
      Interest on Securities - Available for Sale          $    11
      Interest on ESOP Note                                     10
                                                           --------
        TOTAL INCOME                                       $    21

     Expenses:
      Operating Expenses                                         8
                                                           --------
     Income Before Equity in Undistributed Net
      Income of Subsidiary                                 $    13

     Equity in Undistributed Net Income of
      Subsidiary                                               341
                                                           --------
       NET INCOME BEFORE INCOME TAXES                      $   354

     Income Tax Expense                                          5
                                                           --------
       NET INCOME                                          $   349

     Retained Earnings - beginning of year                   3,575

     Less: Dividends Declared                                  (33)
                                                           --------
     Retained Earnings - end of year                       $ 3,891
                                                           ========


                           FPB FINANCIAL CORP.

                         STATEMENT OF CASH FLOWS
                       YEAR ENDED DECEMBER 31, 1999

                                                         (In Thousands)

     Cash flows from operating activities:
      Net income                                           $   349
      Adjustments to reconcile net income to net
       cash provided by (used in) operating activities:
        Equity in undistributed net income of subsidiary      (341)
        (Increase) in accrued interest receivable              (11)
        Increase in due to subsidiary re expenses                8
        Increase in income taxes payable                         5
                                                           --------
          NET CASH PROVIDED BY OPERATING ACTIVITIES        $    10
                                                           --------
     Cash flows from investment activities:
      Purchase of Securities - available for sale             (538)
      Acquisition of Florida Parishes Bank                  (1,490)
      Due to subsidiary re acquisition                           4
                                                           --------
          NET CASH PROVIDED BY INVESTMENT ACTIVITIES       $(2,024)
                                                           --------

                 FPB FINANCIAL CORP. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1999 AND 1998




Note 19   PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                       FPB FINANCIAL CORP.

                     STATEMENT OF CASH FLOWS
                   YEAR ENDED DECEMBER 31, 1999

     Cash flows from financing activities:
      Net cash proceeds from sale of stock                 $ 2,716
      Payment on ESOP shares                                    20
      Dividends paid                                           (33)
                                                           --------
          NET CASH PROVIDED BY FINANCING ACTIVITIES        $ 2,703
                                                           --------
     Net increase in cash                                  $   689

     Cash and cash equivalents - beginning of period           -0-
                                                           --------
     Cash and cash equivalents - end of period             $   689
                                                           ========
     Supplemental schedule of noncash investing and
      financing activities:
       Unrealized (loss) on securities
        available for sale                                 $    (5)
                                                           ========
       Deferred tax affect on unrealized
        loss on securities available for sale              $     2
                                                           ========

                 FPB FINANCIAL CORP. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1999 AND 1998





Note 20  NEW ACCOUNTING STANDARDS

Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per Share, is effective for interim and annual periods ending after December 31, 1997. This statement specifies new computation, presentation, and disclosure standards relative to earnings per share data for entities with publicly held common stock. Management believes that the Company's financial statements, as presented, are in conformity with this pronouncement.

Statement of Financial Accounting Standards ("SFAS") No. 129, Disclosure of Information about Capital Structure, is effective for financial statements for periods ending after December 15, 1997. This statement establishes standards for disclosure of information about an entity's capital structure. The Company's capital structure as it is presently constituted is presented in conformity with the provisions of this pronouncement.

Statement of Financial Accounting Standards ("SFAS") No. 131, Disclosures about Segments of an Enterprise and Related Information, is effective for fiscal years beginning after December 15, 1997. This statement requires that public business enterprises report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires the enterprise to report certain information about its products and services, the geographic areas in which it operates, and its major customers. Since the Company currently has only one operating segment, management believes that the Company's financial statements as presented, are in conformity with this pronouncement.

Statement of Financial Accounting Standards ("SFAS") No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, is effective for fiscal years beginning after December 15, 1997. This statement requires that employers' make certain disclosures about pension and other postretirement benefit plans. Management believes that the Company's financial statements, as presented, are in conformity with this pronouncement.


Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Early application of the provisions of this statement is encouraged, but it shall not be applied retroactively to financial statements of prior periods. This statement establishes additional accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The Company does not currently have any financial instruments that meet the Standard's definition of a derivative. Consequently, the provisions of this pronouncement will not materially affect the financial condition or the results of operations of the Company. Early adoption of the provisions of this statement is not anticipated, and presently, management is not contemplating any transfers of securities classified as held-to-maturity to the available for sale or trading categories nor any transfers of available for sale securities to the trading category.

                          FPB FINANCIAL CORP.


DIRECTORS              Officers                      Staff

Bill Bowden            Fritz W. Anderson II          Diane Vitrano
Chairman               President & CEO               Dana Corkern
                                                     Willie Iwanczyk
John L. McGee          G.Wayne Allen                 Barbara Wright
Director               Senior Vice President         Donna Beauchamp
                                                     Claudette Bardwell
Richard Inge           Sandra Hendon                 Sherry Cooper
Director               Asst. Vice President

Wilbert Hutchinson     Terry Tompkins
Director               Loan Officer

Dan Durham             Ronnie Morales
Director               Compliance Officer &
                       Internal Auditor

Fritz W. Anderson II
Director

G. Wayne Allen
Director


Transfer Agent and Registrar        Office Location              Information Requests

Registrar & Transfer Company        300 West Morris Avenue       Request for copies of Form
10 Commerce Drive                   Hammond, La.  70403          10-QSB or Form 10-KSB
Cranford, New Jersey 07016                                       should be made to:
                                                                    Sandra Hendon
                                                                    FPB Financial Corp.
                                                                    300 West Morris Avenue
                                                                    Hammond, La. 70403

                           Stock Information

       The company's stock is traded on the OTC Bulletin Board under the symbol FPBF. The IPO closed on June 30, 1999.
       During the third and fourth quarters of 1999, the stock traded in a range from $10.00 to $11.75 per share.


      Two cash dividends of $0.05 per share were paid to stockholders on September 30 and December 31, 1999.